SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                                  PROMOS, INC.
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                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                    74342K-10-7
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                                 (CUSIP NUMBER)

                            SPENCER G. FELDMAN, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                              TEL.: (212) 801-9200
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 19, 2003
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].


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                                  SCHEDULE 13D

CUSIP NO.  74342K-10-7

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
         Mark A. Fauci
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(2)      Check the Appropriate Box if a Member of a Group
         (a)                                         (b)

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(3)      SEC Use Only

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(4)      Source of Funds           OO
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

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(6)      Citizenship or Place of Organization      New York

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                               7         SOLE VOTING POWER
                                         8,539,883
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     0
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      8,539,883
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         0
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         8,539,883 shares of Common Stock

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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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(13)     Percent of Class Represented by Amount in Row (11)  28.9%

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(14)     Type of Reporting Person    IN

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ITEM 1.    SECURITY AND ISSUER.

         (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.001 per share (the "Common Stock").

         (b)      ISSUER:     Promos, Inc.
                              12-8 Technology Drive
                              East Setauket, New York 11733

ITEM 2.    IDENTITY AND BACKGROUND.

          2(a)-(c) Name:  Mark A. Fauci

                   Business Address:    c/o Promos, Inc.
                                        12-8 Technology Drive
                                        East Setauket, New York 11733

                   Principal
                   Occupation:          President and Chief Executive Officer
                                        of the Issuer.

          2(d) Criminal Convictions: Mr. Fauci has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) Violations of Federal or State Securities Laws: Mr. Fauci has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Fauci obtained all his shares of Common Stock pursuant to the reverse acquisition described in Item 4 below.

ITEM 4.    PURPOSE OF TRANSACTION.

     Mr. Fauci obtained his shares of Common Stock pursuant to a "reverse acquisition" transaction, completed by the Issuer on December 19, 2003, in which the Issuer acquired all the assets and assumed all the liabilities of OmniCorder Technologies, Inc., a Delaware corporation ("OmniCorder"), in consideration for the issuance of a majority of the Issuer's shares of common stock. OmniCorder filed a Certificate of Dissolution on December 29, 2003 with the Delaware Secretary of State and will privately distribute the shares of Common Stock it received in the reverse acquisition to its stockholders, including Mr. Fauci, in proportion to their respective interests in OmniCorder. Mr. Fauci was the President and Chief Executive Officer of OmniCorder, and he was named the President and Chief Executive Officer of the Issuer upon the completion of the reverse acquisition.


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     At the closing of the reverse acquisition, the number of members on the board of directors of the Issuer was increased from two to four directors, and Mr. Fauci and Jed Schutz were appointed to serve in the vacancies created by this expansion of the board. Upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act, the number of members on the board of directors will be increased to nine members, and George Benedict, Joseph T. Casey, Gordon A. Lenz, Hon. Joseph F. Lisa, Anthony A. Lombardo, Robert W. Loy and Richard Vietor will be appointed to serve as directors of the Issuer. In connection with the appointment of these seven directors, Judith F. Harayda and Stephan R. Levy, the sole members of the board of directors of the Issuer before the reverse acquisition, will resign as directors of the Issuer.

     Except as described in the foregoing paragraphs, Mr. Fauci does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer' business or corporate structure; (g) any change in the Issuer' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     Reference is made to the Agreement of Purchase and Sale, dated December 19, 2003, which governed the reverse acquisition and which was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 5, 2004, and is incorporated by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) Aggregate Number: 8,539,883 shares of Common Stock; Percentage: 28.9%

     (b) Mr. Fauci has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him.

     (c) None other than Mr. Fauci's acquisition of shares of Common Stock pursuant to the reverse acquisition.

     (d) Not Applicable.

     (e) Not Applicable.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

     Except as described herein, Mr. Fauci has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Incorporated by reference as Exhibit 1 to this Schedule 13D is the Agreement of Purchase and Sale referred to in Item 4 hereof, which was filed as
Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 5, 2004.



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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Mark A. Fauci
Dated:  January 5, 2004                ---------------------------------------
                                                      Mark A. Fauci




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